UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated February 8, 2012.
•	Press Release dated February 22, 2012.
•	Press Release dated February 23, 2012.
•	Press Release dated February 28, 2012.
•	Press Release dated February 28, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	March 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love, Q.C.
Vice President, Corporate Secretary & Chief Compliance Officer

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NEWS RELEASE

Enbridge Inc. to Webcast 2011 Year End Financial Results

CALGARY, Alberta, February 8, 2012 — Enbridge Inc. will host a webcast conference call to discuss its 2011 year-end financial results as follows:

Event:	Enbridge Inc. 2011 Fourth Quarter Financial Results Conference Call

Date:	Friday, February 17, 2012

Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Webcast Registration: sign-up

Dial-in # (Audio only)

North America: 1-800-561-2601

Outside North America: +617-614-3518

Participant Passcode: 16165125

A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.

Audio Replay # (Available for 7 days after call)

North America: 1-888-286-8010

Outside North America: +617-801-6888

Replay Passcode: 80524503

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. - Investment Community	Enbridge Inc. - Media

Jody Balko	Jennifer Varey
(403) 231-5720	(403) 508-6563/(888) 992-0997
Email: jody.balko@enbridge.com	Email: jennifer.varey@enbridge.com

NEWS RELEASE

Enbridge Files 2011 Year End Disclosure Documents

Calgary, ALBERTA—Feb. 22, 2012 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2011 with Canadian securities regulatory authorities. Enbridge has also filed its Form 40-F for the year ended December 31, 2011 with the United States Securities and Exchange Commission.

Copies of these documents are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com/investorfilings. Printed copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are available on request by calling 1-800-481-2804 or writing the Company’s Investor Relations department at:

Enbridge Inc.

Investor Relations

3000, 425 - 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

Enbridge’s Notice of Annual Meeting and Management Information Circular are expected to be mailed to Enbridge common shareholders at the end of March. Enbridge’s Annual Meeting of Shareholders will be held at 1:30 p.m. Eastern Daylight Savings Time on Wednesday, May 9, 2011 in the Vanity Fair Ballroom at Le Meridien King Edward Hotel, Toronto, Ontario. A live audio webcast of the meeting will be available at www.enbridge.com.

About Enbridge:

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an emerging focus on power transmission and carbon dioxide transportation and sequestration. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

ENBRIDGE

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

Email: Jennifer.varey@enbridge.com

Jody Balko

Investment Community

(403) 231-5720

Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge welcomes government report endorsing safety of Northern Gateway marine plan

CALGARY, Alberta, February 23, 2012 – Enbridge Inc. (TSX, NYSE: ENB) welcomed the publication today of Transport Canada’s TERMPOL Review Process Report of the proposed Northern Gateway Pipeline Project’s proposed marine operations. Transport Canada has filed the results of the study with the federal Joint Review Panel tasked with assessing the project. The study reviewed the marine operations associated with the Northern Gateway terminal and associated tanker traffic in Canadian waters.

The review concluded that: “While there will always be residual risk in any project, after reviewing the proponent’s studies and taking into account the proponent’s commitments, no regulatory concerns have been identified for the vessels, vessel operations, the proposed routes, navigability, other waterway users and the marine terminal operations associated with vessels supporting the Northern Gateway Project.”

It also made the following points:

•	“The review has not identified any regulatory issues or gaps or the need to consider any new regulatory requirements at this time.”

•

“The existing international and Canadian marine laws and regulations, complemented by the enhanced safety measures the proponent is committed to implementing and monitoring will provide for safer shipping in support of the Northern Gateway project.”

•	“The proposed shipping routes are appropriate for the oil tankers that will be used at the proposed terminal.”

•	“For the Northern Gateway Project, the proponent is proposing to implement safety measures that exceed national and international regulatory frameworks for vessel safety and operations.”

•

“Since 2009, the proponent has completed 16 studies and submitted close to 3,500 pages of surveys, studies, technical data, analysis and other information related to the marine transportation components of the Northern Gateway Project.”

Janet Holder, Enbridge’s Executive Vice-President of Western Access and the senior executive with responsibility for Northern Gateway, welcomed the TERMPOL report as “a very positive step forward in the public review of the project.”

“It is important for the public, particularly BC residents, to know that we’ve done our homework and that our marine plan has been thoroughly reviewed. I think the TERMPOL report underlines that what we are proposing is well planned and safe – and indeed would enhance safety for all shipping on BC’s north coast.”

The TERMPOL report was prepared and approved by the following Canadian government authorities:

•	Transport Canada

•	Environment Canada

•	Fisheries and Oceans Canada

•	Canadian Coast Guard

•	Pacific Pilotage Authority Canada

The TERMPOL report is one stage in the review of the Northern Gateway project. Further review of the Northern Gateway application by the Joint Review Panel, as well as other agencies, is ongoing.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Launches Binding Open Season for Sanish Pipeline Project and Bakken Expansion Program

HOUSTON & CALGARY, Alberta – (February 28, 2012) – Enbridge Energy Partners L.P. (NYSE:EEP) (“EEP”) and Enbridge Income Fund Holdings Inc. (TSX: ENF) (“EIFH”), affiliates of Enbridge Inc. (collectively “Enbridge”) today announced a second Open Season for the Bakken Expansion Program in conjunction with an Open Season for EEP’s proposed Sanish Pipeline. The Sanish Pipeline will transport crude oil production from Johnson’s Corner to Beaver Lodge, North Dakota. The Bakken Expansion Program Open Season will offer pipeline capacity on Enbridge’s system from Beaver Lodge into Enbridge’s terminal at Cromer, Manitoba where it connects with the Enbridge Mainline System, which offers access to refineries throughout the Upper Midwest, eastern Canada, Mid-Continent and as far as the U.S. Gulf Coast.

The two open seasons are being conducted jointly to provide shippers with the option of contracting for capacity from Johnson’s Corner to Enbridge’s Beaver Lodge and Berthold Stations as well as to Cromer.

EEP’s proposed Sanish Pipeline is a new 36-mile, 12” crude oil line capable of transporting a minimum 67,000 barrels per day (bpd) from Johnson’s Corner into EEP’s existing facilities at Beaver Lodge. The Bakken Expansion Program, currently under construction by EEP in the US and by Enbridge Income Fund in Canada, will provide a total of 145,000 barrels per day (bpd) of incremental pipeline capacity from Beaver Lodge to Cromer when it comes into service in Q1 2013. At Berthold, EEP is constructing a new 80,000 bpd rail export facility which is planned to be in-service at the same time.

“The Bakken and Three Forks formations have catapulted North Dakota into the position of being one of the leading oil producing states in the U.S. Along with this proposed Sanish Pipeline, we have increased the export capacity of our North Dakota system by almost 350% since 2008,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge. “Sanish provides customers located South of the River with an entrance to Enbridge’s expanded systems to access a total of 475,000 bpd of capacity out of North Dakota in 2013. Enbridge is developing other projects that will continue our significant capital investment in this prolific region to provide reliable, economical and secure access to a wide variety of refinery markets, including the US Gulf Coast.”

Through the open seasons, shippers will have the opportunity to secure space on the Sanish Pipeline, including 15,000 bpd of service from Johnson’s Corner to Cromer.

The binding Open Seasons begin today, February 28, 2012, and close at 5 p.m. MT on April 11, 2012.

More information about the Sanish Project and the binding Open Seasons is available at http://Bakken.EnbridgeUS.com or by contacting:

Dan Cronin	Kelly Wilkins
Enbridge Pipelines Inc. 3000-425 1st Street SW Calgary, Alberta T2P 3L8 (403) 767-4541 bakken.program@enbridge.com	Enbridge Pipelines (North Dakota) 2505 16th Street SW Suite 200 Minot, North Dakota 58701 (701) 857-0840 bakken.program@enbridge.com

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treatment, processing, transportation and marketing assets in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13% of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70% percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

Enbridge Energy Management, L.L.C. (NYSE: EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 13% interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE/TSX: ENB) (www.enbridge.com) is the general partner and holds an approximate 23% interest in the Partnership.

About Enbridge Income Fund Holdings Inc.

Enbridge Income Fund Holdings Inc. is a publicly traded corporation. The Company, through its investment in Enbridge Income Fund, holds high quality, low risk energy infrastructure assets. The Fund’s assets include a 50% interest in the Canadian segment of the Alliance Pipeline, a 100% interest in the various pipelines comprising the Saskatchewan System, and interests in more than 400 megawatts of renewable and alternative power generation capacity through a portfolio that includes the 80-MW Sarnia Solar Energy Project, interests in 314 MW of wind generation across five wind projects and a 50% interest in the NRGreen Limited Partnership’s waste-heat generating facilities. Information about Enbridge Income Fund Holdings Inc. is available on the Company’s website at www.enbridgeincomefund.com.

Forward Looking Information

Certain information provided in this news release constitutes “forward-looking statements” as defined by the Securities and Exchange Commission (SEC) and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).

The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar words or expressions are intended to identify such forward-looking statements. All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that EEP, EIFH and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although EEP, EIFH and Enbridge believe that the forward-looking statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties including or pertaining to, operating performance, regulatory parameters, weather, economic conditions, commodity prices, required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties set forth in the reports filed with the SEC by EEP and Enbridge, respectively, and in the filings made by Enbridge and EIFH with Canadian securities regulatory authorities. While EEP, EIFH and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, EEP, EIFH and Enbridge do not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Enbridge Income Fund Holdings Inc.

Media	Investor Relations

Jennifer Varey (403) 508-6563 or Toll-free: 1-888-992-0997 Email: jennifer.varey@enbridge.com	Teri Majer (403) 508-3185 Email: teri.majer@enbridge.com

Website: www.enbridgeincomefund.com

Enbridge Energy Partners, L.P.

Media	Investor Relations

Lorraine Little Toll-free: (877) 496-8142 Email: usmedia@enbridge.com	Sanjay Lad Toll-free: 1-866-EEP INFO or 1-866-337-4636 Email: eep@enbridge.com

Website: www.enbridgepartners.com

ENTERPRISE AND ENBRIDGE TO CONDUCT SUPPLEMENTAL OPEN SEASON FOR CAPACITY ON CRUDE OIL PIPELINE FROM ECHO TERMINAL TO PORT ARTHUR/BEAUMONT REFINING MARKET

HOUSTON and CALGARY, Alberta (February 28, 2012) – Enterprise Products Partners L.P. (“Enterprise”) (NYSE: EPD) and Enbridge Inc. (“Enbridge”) (NYSE/TSX: ENB) announced today that they will hold a supplemental binding open commitment period for incremental volumes on the new crude oil pipeline to be built from the Enterprise Crude Houston (ECHO) terminal to Port Arthur, Texas. During the 45-day open commitment period, Enterprise and Enbridge will be soliciting shipper interest for crude oil movements originating from the Houston area bound for the Beaumont/Port Arthur refining complex.

The approximately 85-mile lateral is being constructed to support the Seaway reversal project and is expected to begin service early in 2014. During the open commitment period, Enterprise and Enbridge will offer interested shippers incremental capacity of approximately 200,000 barrels per day (“BPD”) over and above the capacity already subscribed to as part of the Seaway reversal project. This pipeline will integrate the Port Arthur/Beaumont and Houston market, providing greater market optionality for shippers.

The reversal of Seaway and initial 150,000 BPD of southbound crude oil capacity on the system remains on schedule for the second quarter of 2012.

The binding open commitment period will begin at 9 a.m. CST on February 29, 2012 and ends April 13, 2012 at noon CDT. For commercial inquiries, or additional details and materials related to the binding open commitment period, please contact:

Enterprise

Bart Moore	Bob Schroeder
(713) 381-8267	(405) 239-5738
bmoore@eprod.com	rjschroeder@eprod.com

Enbridge

Brad Shamla	Vince Paradis
(403) 231-5915	(403) 231-5991
brad.shamla@enbridge.com	vincent.paradis@enbridge.com

About Enterprise Products Partners L.P.

Enterprise Products Partners L.P. is one of the largest publicly traded partnerships and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. The partnership’s assets include approximately: 50,600 miles of onshore and offshore pipelines; 190 million barrels of storage capacity for NGLs, petrochemical, refined products and crude oil; and 14 billion cubic feet of natural gas storage capacity. Services include: natural gas gathering, treating, processing, transportation and storage; NGL transportation, fractionation, storage, and import and export terminaling; offshore production platform services; crude oil and refined products transportation, storage and terminaling; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, included herein that address activities, events,

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developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. Although Enterprise and Enbridge believe that the forward-looking statements included herein are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risks and uncertainties included in the reports filed with the Securities and Exchange Commission by Enterprise and Enbridge, respectively, and in the filings made by Enbridge with Canadian securities regulatory authorities. While Enterprise and Enbridge make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterprise	Enterprise
Rick Rainey	Randy Burkhalter
Media	Investment Community
(713) 381-3635	(713) 381-6812 or (866) 230-0745
Email: rrainey@eprod.com	Email: rburkhalter@eprod.com

Enbridge	Enbridge
Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

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